UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K

  FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
      PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


    X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
   ---                    EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2004

                                     OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   ---                    EXCHANGE ACT OF 1934

                 For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN

                                  CNF INC.
                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
             3240 Hillview Avenue, Palo Alto, California  94304
                       Telephone Number (650) 494-2900


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Menlo Worldwide Forwarding, Inc. Savings Plan

                             /s/ Mark C. Thickpenny
June 27, 2005                ---------------------------
                             Mark C. Thickpenny
                             Chairman, CNF Inc. Benefits Administrative
                             Committee




                       MENLO WORLDWIDE FORWARDING, INC.
                               SAVINGS PLAN

               Financial Statements and Supplemental Schedule

                         December 31, 2004 and 2003

       (With Report of Independent Registered Public Accounting Firm)






                      MENLO WORLDWIDE FORWARDING, INC.

                               SAVINGS PLAN

                        December 31, 2004 and 2003



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm               1

Financial Statements:

  Statement of Net Assets Available for Benefits as of December 31,
    2004                                                              3

  Statement of Net Assets Available for Benefits as of December 31,
    2003                                                              4

  Statement of Changes in Net Assets Available for Benefits for the
    Year ended December 31, 2004                                      5

Notes to Financial Statements                                         6

Supplemental Schedule

Schedule I:     Schedule H, Line 4i - Schedule of Assets (Held at
  End of Year) as of December 31, 2004                               11





           Report of Independent Registered Public Accounting Firm



The Finance Committee
CNF Inc. Board of Directors:


We have audited the accompanying statements of net assets available for benefits of the Menlo Worldwide Forwarding, Inc. Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

                                                    /s/ KPMG LLP
                                                    -------------------------
                                                    KPMG LLP

Portland, Oregon
June 17, 2005















                MENLO WORLDWIDE FORWARDING,INC. SAVINGS PLAN
               Statement of Net Assets Available for Benefits
                            December 31,2004




                                           Nonparticipant-Directed
                                           -----------------------
                                           Restricted     CNF
                              Participant- CNF common  preferred
                               Directed    stock fund  stock fund     Total
                              ------------ ----------  ----------  -----------


 Assets:
  Investments, at fair
   value:
     Shares in registered
      investment companies    $ 11,301,996 $        -  $        -  $11,301,996
     Common trust funds          3,437,513          -           -    3,437,513
     Participant loans             450,674          -           -      450,674
     CNF equity                    712,477    557,236   1,351,369    2,621,082
                              ------------  ---------  ----------  -----------
       Total investments        15,902,660    557,236   1,351,369   17,811,265

  Net assets available
    for benefits              $ 15,902,660 $  557,236  $1,351,369  $17,811,265
                              ============ ==========  ==========  ===========



                        See accompanying notes to financial statements.





               MENLO WORLDWIDE FORWARDING,INC.SAVINGS PLAN
             Statement of Net Assets Available for Benefits
                           December 31,2003

                                           Nonparticipant-Directed
                                           -----------------------
                                           Restricted     CNF
                              Participant- CNF common  preferred
                               Directed    stock fund  stock fund     Total
                              ------------ ----------  ----------  -----------


 Assets:
  Investments, at fair
   value:
     Shares in registered
      investment companies    $ 11,310,920 $        -  $        -  $11,310,920
     Common trust funds          3,707,023          -           -    3,707,023
     Participant loans             407,271          -           -      407,271
     CNF equity                    491,954    508,641   1,218,497    2,219,092
                              ------------ ----------  ----------  -----------
       Total investments       15,917,168     508,641   1,218,497   17,644,306

  Participant contributions
   receivable                       10,354          -           -       10,354
  Cash                                  30         86           -          116
                              ------------ ----------  ----------  -----------
 Net assets available
  for benefits                $ 15,927,552 $  508,727  $1,218,497  $17,654,776
                              ============ ==========  ==========  ===========





                        See accompanying notes to financial statements.





               MENLO WORLDWIDE FORWARDING,INC.SAVINGS PLAN
        Statement of Changes in Net Assets Available for Benefits
                       Year ended December 31,2004

                                           Nonparticipant-Directed
                                           -----------------------
                                           Restricted     CNF
                              Participant- CNF common  preferred
                               Directed    stock fund  stock fund     Total
                              ------------ ----------  ----------  -----------



 Additions (deductions):
   Participant contributions  $    662,994 $        -  $        -  $   662,994
   Allocation of preferred
    shares to participants
    at cost (note 1)                     -          -      72,269       72,269
   Dividend and interest
    income                          45,846      5,230           -       51,076
   Transfers in
    from other plans                20,725      7,496      15,999       44,220
   Net appreciation in
    fair value of
    investments (note 3)         1,296,442    203,130     218,119    1,717,691
   Distributions to
    participants (note 1)       (2,090,124)  (301,637)          -   (2,391,761)
                              ------------ ----------- ----------  ------------
     Total additions
      (deductions)                 (64,117)   (85,781)    306,387      156,489

 Interfund transfers, net           39,225    134,290    (173,515)           -
                              ------------ ----------- ----------- ------------
 Net increase (decrease)           (24,892)    48,509     132,872      156,489

 Net assets available
  for benefits,
  beginning of year           $ 15,927,552 $  508,727  $1,218,497  $17,654,776
                              ------------ ----------- ----------- ------------
 Net assets available
  for benefits,
  end of year                 $ 15,902,660 $  557,236  $1,351,369  $17,811,265
                              ============ ==========  ==========  ===========



                        See accompanying notes to financial statements.




                MENLO WORLDWIDE FORWARDING, INC. SAVINGS PLAN
                        Notes to Financial Statements

(1) Description of Plan

    The following description of the Menlo Worldwide Forwarding, Inc. Savings Plan (the Plan), formerly the CNF Inc. EWW Savings Plan, is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook or the Plan document for more complete information.

    (a) General

       The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the CNF Inc. (CNF) Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of CNF. Menlo Worldwide Forwarding, Inc. is a subsidiary of Menlo Worldwide, LLC that was sold in December 2004, as discussed below. Menlo Worldwide, LLC is a wholly owned subsidiary of CNF Inc. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts, collectively known as "the Trust."

    (b) Amendments

       During  2000,  CNF  amended the plan and the CNF Thrift and Stock Plan
       (TASP). Effective September 19, 2000, the pilots of Emery Worldwide Airlines (EWA) ceased participation in the TASP and their elective deferrals began being contributed to the Plan. The pilots' vested balance in the TASP was transferred to the Plan effective December 20, 2000.

       Effective January 1, 2004, the Plan was amended to permit in-service withdrawals for financial hardship, in accordance with four "safe-harbor" reasons (medical expenses, college tuition, purchase of primary residence, or to prevent eviction). Participants who are receiving benefits under a CNF-sponsored long-term disability plan are eligible for in-service withdrawals from the Plan. Previously, such withdrawals were only available if the participant qualified for Social Security disability benefits.

       In  December  2004,   CNF   completed  the  sale  of  Menlo  Worldwide
       Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. (collectively referred to as MWF) to United Parcel Service, Inc.
       (UPS). The active employees of MWF ceased participation in the Plan as of the sale date and were permitted to transfer their Plan account balances to a UPS-sponsored defined contribution plan. In February and March 2005, transfers were made from the Plan to the UPS defined contribution plan totaling $474,808 in rollover assets and $110,599 in outstanding loans.

    (c) Eligibility

       Employees were eligible to participate in the Plan if they were covered by a collective bargaining unit that specifically provided for participation in the Plan. Employees were eligible to participate in the Plan upon hire if they were regular full-time employees. Supplemental or part-time employees became eligible upon completion of one year of service during which the employee worked 750 hours.

    (d) Contributions

       Prior to the sale of MWF in December 2004, participants could contribute up to 50% of their compensation into the Plan, as defined in the Plan document and subject to certain limitations. Each participating employee could direct contributions to any one or more of the investment funds established under the Plan. CNF makes no matching contributions for participants of the Plan.

       Participants who formerly participated in the TASP, as discussed under "Amendments" above and participants who transfered from noncontractual to contractual positions within CNF, are awarded CNF preferred stock as a substitute for cash dividends used for debt service on TASP debt. For 2004, these participants received CNF preferred stock with a historical cost of $72,269, as shown on the Statement of Changes in Net Assets Available for Benefits.

    (e) Participant Accounts

       A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (f) Vesting

       Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

    (g) Participant Loans

       The Plan had a loan provision allowing participants access to funds on a tax-free basis. Each participant could borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan was made over the participant's current outstanding loan balance on the date of the loan. Loans do not exceed 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). The loans are secured by the vested balance in the participant's account. Loans outstanding at December 31, 2004 bear interest at rates ranging from 5.00% to 10.50%.

       In connection with the sale of MWF, as described above, participants with an outstanding loan balance could either transfer the balance to a UPS-sponsored plan (if eligible for a UPS plan) or pay off the loan balance. If the loan was not paid off within 75 days the loan was defaulted and offset against the participants vested balance, in accordance with plan rules.

    (h) Distribution to Participants

       Employees became eligible for distribution in connection with the sale of MWF, as described above. Distributions are payable in the form of lump-sum payments or in a series of substantially equal annual installments.

    (i) Plan Termination

       Although it has not expressed any intent to do so, CNF has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, CNF shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2004 and 2003, except for (1) participant loans outstanding that are valued at cost, which approximates fair value and, (2) CNF preferred stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

    (c) Investments

       The Plan offers various investments. Investment securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

    (d) Income Recognition

       The difference in market value from one period to the next is included in net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits. The net appreciation in fair value of investments also includes realized gains and losses.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2004, all administrative expenses of the Plan were paid by CNF.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       CNF makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(3) Investments

    The following presents investments that represent 5% or more of the Plan's net assets:

                                                        December 31
                                                ---------------------------
                                                    2004           2003
                                                ------------   ------------
 Participant directed investments:
   Shares in registered investment companies:
    T. Rowe Price Growth Stock Fund,
       142,812 and 155,705  shares,
       respectively                             $  3,808,807   $  3,788,311
    T. Rowe Price Science and Technology
       Fund, 151,999 and 178,730 shares,
       respectively                                2,903,174      3,360,129
    T. Rowe Price Equity Income Fund,
       87,271 and 98,158 shares,
       respectively                                2,320,543      2,371,486

   Common trust funds:
    T. Rowe Price U.S. Treasury Money
       Market Trust,2,009,137 and
       2,239,651 shares, respectively              2,009,137      2,239,651

   Nonparticipant-directed investments:
       CNF preferred stock, 5,299 and
       5,641 shares, respectively                  1,351,369      1,218,497


 During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

       Shares in registered investment companies               $    936,181
       Common trust funds                                           123,771
       CNF common stock                                             439,620
       CNF preferred stock                                          218,119
                                                               -------------
                                                               $  1,717,691
                                                               =============



(4) Income Tax Status

    The Internal Revenue Service has determined and informed CNF by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.


(5) Related Party Transactions

    Certain Plan investments are shares in funds managed by T. Rowe Price Trust Company, the Trustee as defined by the Plan. Therefore, these investments and investment transactions qualify as party-in-interest.



                                                                  Schedule I

               MENLO WORLDWIDE FORWARDING, INC.SAVINGS PLAN

                            EIN 94-1444798
                             PLAN NO. 112

      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                          December 31, 2004



 Identity
 of issue
 borrower,          Description of investment
  lessor,           including maturity date,
or similar       rate of interest, collateral,                    Current
  party             par, or maturity value          Cost           value
----------      -----------------------------    -------------  -------------

                Shares in registered
                 investment companies:
*T.Rowe Price   Growth  Stock Fund
                (142,812.424 shares)             $   3,621,413  $   3,808,807
*T.Rowe Price   Equity Income Fund
                (87,271.274 shares)                  2,092,506      2,320,543
*T.Rowe Price   Science and Technology Fund
                (151,998.622 shares)                 4,079,763      2,903,174
*T.Rowe Price   International Stock Fund
                (56,174.574  shares)                   711,499        726,337
*T.Rowe Price   Small-Cap Stock Fund
                (14,218.306 shares)                    371,641        452,426
*T.Rowe Price   Retirement 2005 Fund
                (3,714.508 shares)                      36,605         39,262
*T.Rowe Price   Retirement 2010 Fund
                (89.378 shares)                          1,213          1,255
*T.Rowe Price   Retirement 2015 Fund
                (14,947.417 shares)                    148,938        160,535
*T.Rowe Price   Retirement 2020 Fund
                (3,462.339 shares)                      48,684         51,554
*T.Rowe Price   Retirement 2025 Fund
                (13,063.206 shares)                    128,928        142,258
*T.Rowe Price   Retirement 2030 Fund
                (25.544 shares)                            371            396
*T.Rowe Price   Retirement Income Fund
                (4,150.290 shares)                      50,387         50,883
 PIMCO          PIMCO Total Return Fund
                (58,088.330 shares)                    621,500        619,802
 J.P. Morgan
 Investment
 Management,    Undiscovered Managers Small-Cap
 Inc.           Growth Fund (2,425.492 shares)          22,872         24,764

                Common trust funds:
*T.Rowe Price   Equity Index Trust
                (15,562.336 shares)                    491,228        531,765
*T.Rowe Price   Bond Index Trust
                (5,783.878 shares)                     112,839        127,072
*T.Rowe Price   U.S. Treasury Money Market Trust
                (2,009,137.080 shares)               2,009,137      2,009,137
*T.Rowe Price   Retirement Strategy Trust -
                Balanced (31,054.856 shares)           667,825        769,539
*Plan
 participants   Participant loans with interest
                from 5.00% to 10.50% and
                maturity dates from 2005 to 2009             -        450,674

                Common stock:
*CNF Inc.       Unrestricted CNF Common Stock
                (14,221.106 shares)                    412,928        712,477
*CNF Inc.       Restricted CNF Common Stock Fund
                (11,122.468 shares)                    305,276        557,236

                Preferred stock:
*CNF Inc.       CNF Preferred Stock
                (5,299.486 shares)                     805,842      1,351,369
                      Total investments                            ----------
                                                                $  17,811,265
                                                                   ==========

*Represents a party-in-interest transaction as of December 31, 2004.

Note: Cost is calculated using the historical rolling-average-cost method.




      See accompanying report of independent registered public
                        accounting firm.